To Employees:

Reminder—Cancellation Date for Stock Option Offer to Exchange is Approaching

On January 25, 2002, Inhale announced a stock option exchange offer for eligible employees and distributed documents related to the Offer. We are now approaching the deadline for returning your election forms. Whether you accept the Offer or not, you need to make your election, sign the Election Form and ensure delivery of the Election Form to Steve Hurst or Bob Harper at Inhale's corporate offices in San Carlos, California for receipt BEFORE MIDNIGHT PACIFIC STANDARD TIME ON MONDAY, FEBRUARY 25, 2002.

If you have any questions, please do not hesitate to contact Steve Hurst or Bob Harper via email at exchange@inhale.com. You can also reach Steve Hurst by telephone at (650) 631-3118 or Bob Harper at (650) 631-3222.